UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)


                             PFSweb, Inc.

                           (Name of Issuer)

                    Common Stock, .001 Par Value
                      (Title of Class of Securities)


                              717098206
                            (CUSIP Number)
		with a copy to:
Austin W. Marxe		                  Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		      65 Livingston Avenue
			                       Roseland, N.J. 07068
			                      (973) 597-2424


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            January 14, 2013
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 717098206
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of                 7.Sole Voting Power: 0*
	Shares Beneficially       8.Shared Voting Power:  2,441,165*
	Owned by Each
	Reporting Person with     9.Sole Dispositive Power: 0*
	                          10.	Shared Dispositive Power: 2,441,165*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  2,441,165 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  19.1%
*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 1,535,465 shares of Common Stock owned by Special Situations Fund III QP, L.P., 505,700 shares of Common Stock owned by Special Situations Cayman Fund, L.P., and 400,000 shares of Common Stock owned by Special Situations Private Equity Fund, L.P. See Items 2 and 5 of this Schedule 13D, as amended, for additional information.





Item 1.	Security and Issuer.
	This schedule relates to the common stock of PFSweb, Inc.
(the ?Issuer?). The Issuers principal executive offices are located at 505 Millennium Drive, Allen, Texas 75013.

Item 2.	Identity and Background.

		The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and Investment Adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM also serves as the investment adviser to SSFQP and SSPE. (Cayman, SSFQP and SSPE will hereafter be referred to as, the ?Funds?).

	The principal office and business address of the Reporting Persons is 527 Madison Avenue, Suite 2600, New York, NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	AWM believes the Issuer failed to fulfill its fiduciary duty to shareholders when considering a potential acquisition and determining cash compensation and other expenditures.

Item 5.	Interest in Securities of the Issuer.

		SSFQP owns 1,535,465 shares of common stock or 12.0% of the shares outstanding, Cayman owns 505,700 shares of common stock or 4.0% of the shares outstanding and SSPE owns 400,000 shares of common stock or 3.1%. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of common stock owned by the Fund. Messrs.
Marxe and Greenhouse are deemed to beneficially own a total of 2,441,165 shares of common stock or 19.1% of the outstanding shares.

There have been no transaction that occurred during the sixty days preceding the date of the event that requires the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.


		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	 	Joint Filing Agreement.
Exhibit 2.		Letter to PFSweb, Inc., dated November 28, 2012, from
                 David Greenhouse.
Exhibit 3.		Letter to PFSweb, Inc., dated January 14, 2013, from
                 David Greenhouse

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 14, 2013




/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


				                			EXHIBIT 1


                       JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D amendment number 2, to which this agreement is attached, is filed on behalf of each of them.







/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse





























										EXHIBIT 2


November 28, 2012

PFSweb, Inc.
Board of Directors
505 Millennium Drive
Allen, Texas 75013


To the Board of Directors of PFSweb, Inc.:

As you know, we have been supportive, long-term shareholders of PFSweb, Inc. since our initial investment in the company in early 2006. Even though the companys performance has been volatile during this period, we have generally supported management actions, and have made significant additional share purchases, including an investment in the companys
2010 equity financing. Today, we are the companys largest shareholder, owning just under 20% of the companys stock.

However, recent events have caused us to question the commitment of management and the board to creating shareholder value. We have become aware that a third party recently approached the company to discuss a potential acquisition of PFSweb but was rebuffed by management without any notification to or consideration by the Board. Given the continuing inability of management to correct the companys ongoing lackluster performance, we think your fiduciary responsibilities obligate you to seriously vet and consider any and all opportunities to enhance shareholder value.

Furthermore, we have become increasingly concerned about the unreasonably high cash compensation paid to senior management. We believe that managements rich cash compensation and minimal stock ownership misaligns the interests of management with those of the shareholders.
We believe that managements lack of a significant equity stake in the company has contributed to poor capital allocation decisions over the past decade, including the misguided purchase of eCost in 2006.

Since separating from DaisyTek in 2000, neither the Board nor senior management has ever held a significant equity stake in the company. Currently, the cumulative share ownership of senior management and the Board is just 2% of the stock, most of which has been acquired through option grants. Moreover, when options have been exercised those shares have typically been sold.

According to the company?s SEC filings, over the ten-year period ending December 31, 2011, Mark Layton, Michael Willoughby, and Thomas
Madden have been paid a total of $11.4 million in cash and received another $650,000 in perquisites (including personal access to the companys corporate jet [?] and the payment of auto fees, club dues, and life insurance premiums). Despite the payment of this exorbitant compensation, during the same period the company has generated a total of only roughly $44 million in EBITDA and has produced a net profit in just three of the last ten years. During this period, the three highest compensated employees have received total cash compensation equal to 27% of the cumulative EBITDA generated by the company. We believe this level of cash compensation is excessive, is unjustified by the companys poor performance and exceeds the cash compensation paid by other sub-$50 million market cap companies. Accordingly, we urge you to cut cash compensation significantly and immediately.

We believe that the misalignment of managements interests has contributed to the stocks low valuation. Interest in other companies in your space has been significant, as evidenced by a number of prominent acquisitions: GSI Commerce and Dreams Inc were both sold to eBay last year and Navarre recently closed on the purchase of private SpeedFC. These deals were all done at valuations well in excess of the companys current valuation of approximately 3.9 times
EBITDA for the trailing twelve months.

We believe that the incentives for the Board and management need to be better aligned with the interests of the shareholders. One way to achieve this goal is for management to have a higher percentage of their compensation paid in the form of equity incentives tied to appropriate performance goals.

We also believe that, after more than ten years with no change in the composition of the Board, the time has come for new blood and fresh perspectives. We recently submitted to management the resume of a highly qualified prospect, a person with deep, pertinent industry experience who is a proven driver of shareholder value. We urge you to add this candidate to the Board immediately instead of waiting for next spring s annual meeting, as you suggested. His insights and experience can significantly assist the Board as it works to align management compensation with shareholder value and to enhance the Companys performance. In addition, we view as a bad governance to allow Mark Layton to serve as both CEO and Chairman of the Board and encourage you to appoint an independent Chairman as soon as possible.


Very truly yours,

/s/ David Greenhouse

David Greenhouse
Managing Partner







                                                 EXHIBIT 3


January 14, 2013

PFSweb, Inc.
Board of Directors
500 North Central Expressway, Suite 500
Plano, TX 75074

To the Board of Directors of PFSweb, Inc.,


We are disappointed that we have not received a response to our letter of November 28th 2012. Subsequent to our letter we also sent an email which went unanswered.

As we stated, we have serious concerns about many aspects of the companys business. While you have no legal obligation to respond directly to us, given that we are the Company s largest shareholder and are expressing concerns voiced by many other independent shareholders, we think the Board should be more responsive.

As result of the breakdown in communication that has occurred, we would suggest a meeting between ourselves and the independent members of the Board. We would then have the chance to discuss our concerns with the Board and hopefully contribute to a constructive conversation regarding the future direction of the Company.

I look forward to receiving your response.

Very truly yours,


/S/David Greenhouse


David Greenhouse
Managing Partner